UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from to

Commission File Number 001-32324

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U-Store-It, L.P.

401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U-Store-It Trust

460 East Swedesford Road

Suite 3000

Wayne, PA 19087

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Financial Statements,

Reports of Independent Registered Public Accounting Firms

and Supplemental Schedules

December 31, 2009 and 2008

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

December 31, 2009 and 2008

*Refers to part and item number in Schedule H of the Form 5500 (Annual Return/Report of Employee Benefit Plan).

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Committee of

U-Store-It, L.P. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of U-Store-It, L.P. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Smart and Associates, LLP

Devon, PA

June 25, 2010

Report of Independent Registered Public Accounting Firm

To Participants and the Plan Committee of

U-Store-It, L.P. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of U-Store-It, L.P. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The 2008 supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maloney + Novotny LLC

Cleveland, Ohio

June 26, 2009

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008

ASSETS

Investments, at fair value:
U-Store-It Trust common stock	$652,274	$236,517
Deposits with insurance company:
General Guaranteed Interest Account	168,467	159,678
Pooled separate accounts:
Money Market Account	1,714,174	1,343,459
Bond & Mortgage Account	181,423	136,270
Bond Emphasis Balanced Account	46,511	43,682
Diversified International Account	318,898	225,732
Fidelity Advisor Mid Cap Growth II Account	—	51,637
Large Cap Blend I Account	27,208	25,032
Large Cap Growth II Account	242,957	126,775
Large Cap Stock Index Account	293,712	195,134
Large Cap Value I Account	104,101	61,878
Mid Cap Growth III Account	138,049	—
Mid Cap Value I Account	151,377	75,760
Small Cap Growth II Account	71,429	—
Small Cap Growth III Account	—	32,552
Small Cap Value Account	—	36,477
Small Cap Value II Account	56,108	—
Small Company Blend Account	34,637	47,411
Stock Emphasis Balanced Account	18,239	25,231

Total investments	4,219,564	2,823,225

Contributions receivable:
Participants	—	33,679
Employer	—	12,066

Total contributions receivable	—	45,745

Net assets available for benefits	$4,219,564	$2,868,970

The accompanying notes are an integral part of these financial statements.

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2009 and 2008

	2009	2008

Additions:
Investment income (loss):
Interest and dividend income	$13,202	$30,062
Net appreciation (depreciation) in fair value of investments:
U-Store-It Trust common stock	311,063	(277,982)
General Guaranteed Interest Account	(1,079)	84
Pooled separate accounts	338,436	(597,995)

Total investment income (loss)	661,622	(845,831)

Contributions:
Participants	956,609	1,026,516
Employer	344,504	340,874
Rollovers	50,448	7,472

Total contributions	1,351,561	1,374,862

Total additions	2,013,183	529,031

Deductions:
Benefits paid to participants	591,810	443,522
Administrative expenses	70,779	64,621

Total deductions	662,589	508,143

Net increase	1,350,594	20,888

Net assets available for benefits at beginning of year	2,868,970	2,848,082

Net assets available for benefits at end of year	$4,219,564	$2,868,970

The accompanying notes are an integral part of these financial statements.

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

1.                                       Description of the Plan:

The following description of the U-Store-It, L.P. 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan.  Effective January 1, 2008, the Plan sponsor became U-Store-It, L.P., the parent of U-Store-It Mini Warehouse Company.

General:

The Plan is a defined contribution (401(k) salary deferred) plan which provides savings benefits to eligible employees.  Under the Plan, all employees of U-Store-It, L.P. (the “Company”) who have met eligibility requirements can participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Participation:

An employee may elect to participate in the Plan as of the first pay period coincident with the first of the month following attainment of the age of 21 and completion of 30 days of service.  Unless employees elect otherwise, eligible participants are automatically enrolled in the Plan.

Contributions:

Participating employees may elect to contribute up to 100% of eligible compensation on a pre-tax basis.  These elective pre-tax contributions may not exceed federally established limits on an annual basis.  The Company may elect to make matching contributions and additional discretionary contributions.

The Company’s matching contribution for a participant is 50% of the first 6% of the participant’s elective deferral contribution.  Unless employees elect otherwise, eligible participants are deemed to have elected to make an automatic contribution of 2% of compensation.  Company matching contributions are made for employee deferrals beginning after the completion of six months of service.

No additional discretionary contribution was made for 2009 or 2008 by the Company.

Vesting:

The participants’ contributions and earnings thereon are fully vested at all times.  Employer contributions are fully vested upon the occurrence of certain events, or vesting is based on years of continuous service in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1	0%
1 but less than 2	50%
2 or more	100%

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued

December 31, 2009 and 2008

1.                                       Description of the Plan, continued:

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings of the investments the participant has selected and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures:

Forfeited balances of terminated participants’ nonvested accounts are used to pay either Plan expenses or to offset Company contributions, at the Company’s discretion.  Company contributions were reduced by $12,513 and $19,147 in 2009 and 2008, respectively, from forfeited nonvested accounts.  There were $5,798 and $5,617 forfeitures available to reduce future Company contributions at December 31, 2009 and 2008, respectively.

Payment of Benefits:

On termination of service, a participant receives a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Investment Options:

Plan investment options include a guaranteed interest account, pooled separate accounts and Company stock.  Participants designate individual investment elections for both employee and employer contributions among the available investment options.

2.                                       Summary of Significant Accounting Policies:

This summary of significant accounting policies of the Plan is presented to assist in understanding the Plan’s financial statements.  The financial statements and notes are representations of the Plan’s management who is responsible for their integrity and objectivity.  These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting:

The financial statements have been prepared using the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued

December 31, 2009 and 2008

2.                                       Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition, continued:

losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.  Interest is recorded when earned, based on the terms of the investments and the periods during which the investments are owned.  Dividends are recorded on the ex-dividend date.  Purchases and sales of investments are reflected on a trade-date basis.

Risks and Uncertainties:

The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Payment of Benefits:

Benefits are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Administrative Expenses:

Administrative expenses are paid by the Company or the Plan at the Company’s discretion.  Various fees and expenses are currently being charged directly to the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

3.                                       Fair Value Measurements:

The Financial Accounting Standards Board Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

Level 1                                                          Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued

December 31, 2009 and 2008

3.                                       Fair Value Measurements, continued:

Level 2                                                          Inputs to the valuation methodology include:

•                  Quoted prices for similar assets or liabilities in active markets;

•                  Quoted prices for identical or similar assets or liabilities in inactive markets;

•                  Inputs other than quoted prices that are observable for the asset or liability;

•                  Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                          Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value as of and for the years ended December 31, 2009 and 2008:

U-Store-It Trust common stock:  Valued at the closing price as reported on the New York Stock Exchange.

Pooled separate accounts:  Valued at estimated fair value as determined by Principal Life Insurance Company (“Principal”) based on its valuation of the underlying securities as of the last day of the plan year.

General Guaranteed Interest Account:  Valued at estimated fair value as determined by Principal, based on the fair value of underlying investments, because it is not fully benefit responsive.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	Level 1	Level 2	Total

U-Store-It Trust common stock	$652,274	$—	$652,274
Pooled separate accounts	—	3,398,823	3,398,823
General Guaranteed Interest Account	—	168,467	168,467

Total assets at fair value	$652,274	$3,567,290	$4,219,564

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued

December 31, 2009 and 2008

3.                                       Fair Value Measurements, continued:

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008

	Level 1	Level 2	Total

U-Store-It Trust common stock	$236,517	$—	$236,517
Pooled separate accounts	—	2,427,030	2,427,030
General Guaranteed Interest Account	—	159,678	159,678

Total assets at fair value	$236,517	$2,586,708	$2,823,225

4.                                       Investments:

Investments that represent 5% or more of the fair value of the Plan’s assets as of December 31, 2009 and 2008 are as follows:

	2009	2008

Pooled Separate Accounts:
Money Market Account	$1,714,174	$1,343,459
Diversified International Account	318,898	225,732
Large Cap Stock Index Account	293,712	195,134
Large Cap Growth II Account	242,957	*
General Guaranteed Interest Account	*	159,678
U-Store-It Trust Common Stock	652,274	236,517

* Does not represent 5% or more of the fair value of the Plan’s assets.

5.                                       Guaranteed Interest Account:

The Plan provides an investment option to invest in a non-benefit-responsive guaranteed interest account with Principal.  Principal maintains the contributions in a general account.  The account is credited with a guaranteed and fixed rate of return.  The guaranteed interest account is contractually obligated to repay the principal and specified interest rate that is guaranteed to the Plan by Principal.

The guaranteed interest account is non-benefit-responsive, and therefore fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.

The guaranteed interest account promises contract value for a benefit event, such as a termination, death, disability or retirement.  However, there is a market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity or for a non-benefit event, such as a withdrawal from the account for a change in investment option.

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued

December 31, 2009 and 2008

5.                                       Guaranteed Interest Account, continued:

The guaranteed interest account does not permit Principal to terminate the agreement prior to the scheduled maturity date.

If all or a portion of a guaranteed interest account is surrendered (not dependent upon the death, termination of employment, disability or retirement of a participant), the amount available will be reduced by a surrender charge equal to the following:

a)              If the guaranteed interest rate in effect for contracts of this class for the date of surrender is equal to or less than the composite guaranteed rate for such account there is no charge.

b)             If the guaranteed interest rate in effect for contracts of this class for the date of surrender is greater than the composite guaranteed rate for such account, such charge is equal to:

1)              the difference between such guaranteed interest rate for such date of surrender and such composite guaranteed rate multiplied by

2)              the number of years (including fractional parts of a year) remaining in the guarantee period for such guaranteed interest account multiplied by

3)              the amount being surrendered.

If the entire account is surrendered, such guaranteed interest account will be applied on the date of surrender and the difference between the amount applied and the surrender charge, if any, determined above will be paid or transferred.

6.                                       Tax Status:

Effective March 1, 2007, the Company adopted a prototype plan.  On November 20, 2000, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(k) of the Internal Revenue Code (“IRC”).  The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

7.                                       Plan Termination:

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.  Presently, there is no intention on the part of the Company to terminate the Plan.

8.                                       Related Party Transactions:

The Plan’s investments include a guaranteed interest account and pooled separate accounts managed by Principal Life Insurance Company.  Principal is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Administrative fees paid to Principal totaled $70,779 and $64,621 for 2009 and 2008, respectively.

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Notes to Financial Statements, continued

December 31, 2009 and 2008

8.                                       Related Party Transactions, continued:

The general partner of U-Store-It, L.P. is U-Store-It Trust (NYSE: YSI).  The investment option of U-Store-It Trust common stock was added effective January 1, 2006 for both employee elective deferrals and employer matching contributions.  At December 31, 2009 and 2008, the Plan held 89,108 and 53,150 shares of U-Store-It Trust common stock with a value of $652,274 and $236,517, respectively.  Included in interest and dividend income for 2009 and 2008 was $7,779 and $24,640 of dividends on U-Store-It Trust common stock, respectively.  During 2009, the Plan purchased 70,751 shares of U-Store-It Trust common stock at a cost of $258,913 and sold 154,220 shares, with a cost of $137,828, for a gain of $16,392.  During 2008, the Plan purchased 43,490 shares of U-Store-It Trust common stock at a cost of $422,140 and sold 9,541 shares, with a cost of $92,043, for a loss of $8,519.

9.                                       Subsequent Events:

Effective January 1, 2010 the U-Store-It Trust common stock was discontinued as an investment option.

Effective January 1, 2010, Transamerica Financial Life Insurance Company (“Transamerica”) was appointed Plan custodian and began accepting participant contributions.  On May 4, 2010, participant account balances held by Principal were liquidated and transferred to Transamerica.  On May 5, 2010, the Plan’s relationship with Principal ended.

SUPPLEMENTAL SCHEDULES

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2009

Plan # 001 EIN # 34-120634	Schedule H, Part IV, Item 4(i)

	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issuer, borrower	maturity date, rate of interest,		Current
(a)	lessor or similar party	collateral, par or maturity value	Cost**	Value

*	U-Store-It Trust	Common Stock		$652,274

*	Principal Life Insurance Company	General Guaranteed Interest Account		168,467

*	Principal Life Insurance Company	Pooled Separate Accounts:
		Money Market Account		1,714,174
		Bond & Mortgage Account		181,423
		Bond Emphasis Balanced Account		46,511
		Diversified International Account		318,898
		Large Cap Blend I Account		27,208
		Large Cap Growth II Account		242,957
		Large Cap Stock Index Account		293,712
		Large Cap Value I Account		104,101
		Mid Cap Growth III Account		138,049
		Mid Cap Value I Account		151,377
		Small Cap Growth II Account		71,429
		Small Cap Value II Account		56,108
		Small Company Blend Account		34,637
		Stock Emphasis Balanced Account		18,239

				$4,219,564

* Indicates Party-in-interest to the Plan.

** Cost is not required for participant directed investments.

U-STORE-IT, L.P.

401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2008

Plan # 001 EIN # 34-120634	Schedule H, Part IV, Item 4(i)

	(b)	(c)	(d)	(e)
		Description of investment including
	Identity of issuer, borrower	maturity date, rate of interest,		Current
(a)	lessor or similar party	collateral, par or maturity value	Cost**	Value

*	U-Store-It Trust	Common Stock		$236,517

*	Principal Life Insurance Company	General Guaranteed Interest Account		159,678

*	Principal Life Insurance Company	Pooled Separate Accounts:
		Money Market Account		1,343,459
		Bond & Mortgage Account		136,270
		Bond Emphasis Balanced Account		43,682
		Diversified International Account		225,732
		Fidelity Advisor Mid Cap Growth II Account		51,637
		Large Cap Blend I Account		25,032
		Large Cap Growth II Account		126,775
		Large Cap Stock Index Account		195,134
		Large Cap Value I Account		61,878
		Mid Cap Value I Account		75,760
		Small Cap Growth III Account		32,552
		Small Cap Value Account		36,477
		Small Company Blend Account		47,411
		Stock Emphasis Balanced Account		25,231

				$2,823,225

* Indicates Party-in-interest to the Plan.

** Cost is not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

U-Store-It, L.P. 401(k) Retirement Savings Plan

By:	/s/ Timothy M. Martin
Timothy M. Martin
Chief Financial Officer
U-Store-It Trust

Date: June 28, 2010